Exhibit 99.1

GCL’s 4Divinity Inks Asia-Wide (Excluding Japan) Distribution and Publishing Agreement with Developer of ‘Windrose’

SINGAPORE - April 14, 2026 — GCL Global Holdings Ltd (Nasdaq: GCL) (GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), has entered into a distribution and publishing agreement with the developer of “Windrose,” a highly anticipated pirate survival adventure game. The agreement covers certain territories in Asia, excluding Japan, with 4Divinity leading marketing, publishing, and distribution of game activation codes across the region.

Set during a reimagined golden age of piracy, “Windrose” delivers a rich survival adventure experience combining base-building, crafting, and exploration with intense naval and land-based combat. Players will traverse vast procedurally generated biomes, uncover hidden mysteries, conquer hand-crafted dungeons, and engage in thrilling ship-to-ship battles transitioning between sea and shore.

The game places players in the role of a daring captain challenging the legendary Blackbeard, while navigating a world shaped by rival empires, pirate clans, and supernatural forces. With ship customization, dynamic combat systems, and immersive storytelling, “Windrose” offers a bold and expansive pirate fantasy.

Explore a variety of vibrant biomes, gather resources, and build your base, from simple shelters to elaborate forts and mansions. Recruit NPCs and grow your settlement to speed up harvesting and production. Venture into the enchanted lands, featuring nearly 100 handcrafted points of interests (dungeons, ancient temples, shipwrecks, abandoned camps and more) containing a wide variety of secrets and treasures, though such rewards rarely come without risk.

Following a recent appearance during Steam Next Fest where over 850,000 players began their adventures, “Windrose” has emerged as one of the most anticipated titles in its genre. As of the timing of this press release, the title ranks as the 7th most wish-listed game on Steam.

“The energy around ‘Windrose’ has been remarkable. Steam Next Fest was a promising early indication and the response since then has exceeded anything we could have anticipated. That level of momentum speaks volumes,” said Sebastian Toke, Group CEO of GCL. “The developer of ‘Windrose’ has crafted a world with real depth and a vision that resonates, and that kind of connection is exactly what we look for in a partner.

“We’re thrilled to help deliver this adventure to players across Asia and can’t wait for everyone to set sail. The journey begins today.”

Under the terms of the agreement, 4Divinity will oversee comprehensive marketing initiatives, including creative services, media strategy, public relations, community management, and the sale of game activation codes. Early access to the game releases on April 14, 2026, and players are invited to answer the call of the seas and embark on an unforgettable swashbuckling journey.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at https://www.gclglobalholdings.com/

About 4Divinity

4Divinity is a digital and retail games publishing company and an indirect majority-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185